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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315


3 March 2003


                           TAKEOVER AND MERGER UPDATE
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Jupiters Limited advises that it has not finalised a position as to its recommendation to Jupiters shareholders regarding a potential corporate transaction involving the Company.

Merger discussions with UNiTAB Limited have been suspended while negotiations continue with TABCORP Holdings Limited.




For further information please telephone:

Nigel Kassulke
02 9252 0622


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